UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
VIROPHARMA INCORPORATED (Name of Subject Company (Issuer))
VENUS NEWCO, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.002 Per Share (Title of Class of Securities)
928241108 (Cusip Number of Class of Securities)
Michael Garry
Shire Pharmaceutical Holdings Ireland Limited
5 Riverwalk, Citywest Business Campus,
Dublin 24, Ireland
+353 1 4297700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Prepared remarks of Flemming Ornskov, M.D., Chief Executive Officer of Shire, for use in connection with Newswire and other media calls:

Good morning and thank you for joining Graham Hetherington and me today.

We are excited to announce that Shire has today entered into a definitive agreement to acquire the rare disease company ViroPharma.  This deal not only fits Shire's strategy of increased focus on high growth specialty markets, such as rare diseases, but also allows us with Cinryze to add another growth engine to our portfolio.

We expect the acquisition of ViroPharma to be another important milestone for Shire in delivering innovative products to patients with unmet needs. With our simplified structure, One Shire, we will also be able to quickly integrate ViroPharma into Shire and realize the synergies we have outlined. Although the majority of ViroPharma's sales currently are in the US, our strong international footprint should allow us to increase efforts and eventually ex-US sales.

As we expand our rare disease franchise, we want to cover an increasing number of diseases and patient populations and, in doing so, build an even stronger overall strategic position in rare diseases. This deal will also help in this aim.

Let me now spend a bit of time talking about CINRYZE. This is a growing product for prophylactic treatment of the under-served Hereditary Angioedema market; CINRYZE is complementary to FIRAZYR, our on-demand treatment for acute attacks of Hereditary Angioedema.

Hereditary Angioedema, “HAE”, is a devastating rare disease that affects about 18,000 patients in the US and EU. HAE is caused by a genetic mutation which leads to unpredictable and recurring edema attacks. These swelling attacks, which typically affect the extremities, the face, the abdomen and – most dangerously – the larynx, are painful and potentially life-threatening. Diagnosis can be difficult because of the rarity of the disorder, and awareness among physicians and patients is not as good as it might be.

HAE is a disease that we know very well from our experience with our product FIRAZYR, our on-demand treatment for acute HAE attacks. To better serve the needs of patients with HAE, we are aware of the need to increase disease awareness and medical education and we have been very active in this space.

Adding the complementary product Cinryze to our portfolio will enable us to provide a continuum of care to HAE patients.  We will be able to better serve them by offering long-term prophylactic prevention with Cinryze and on-demand treatment of acute attacks with Firazyr.

As well as Cinryze, ViroPharma also brings other sources of value, including other marketed products such as Plenadren for adrenal insufficiency in adults and Buccolam for prolonged seizures in children and adolescents which have both been recently launched in certain European countries. In addition, it brings a portfolio of development programs targeted at various rare disease conditions.

In addition to being an excellent strategic fit, this deal enhances Shire’s short and long term revenue and earnings growth. Total worldwide net revenues are forecast by ViroPharma to be in the range of $445 million to $465 million in 2013.
The deal is expected to be accretive to non-GAAP earnings both immediately and in the long term and we expect the transaction to deliver ROIC in excess of our weighted average cost of capital.

Importantly, we expect to achieve significant annual cost synergies of $150 million by 2015, over and above the improved operating leverage already being driven by the ongoing One Shire reorganization.

This deal shows that we are delivering on our strategy of generating growth through providing differentiated specialist medicines in areas of high unmet medical needs.
•	As I said, ViroPharma is an excellent strategic fit for Shire

•	This acquisition when added to our existing rare disease portfolio is expected to create a $2 billion Rare Disease revenue base
•	It provides substantial opportunities to drive synergies and future growth
•	And, most importantly, it enables us to better serve the needs of patients with Hereditary Angioedema

We are very excited about this acquisition.

Finally, as you know M&A and in-licensing is part of Shire’s “DNA”.  Our focus on this does not stop as a result of today’s transaction. We will continue to look at business development opportunities and we still retain plenty of firepower to execute value driving deals that fit our strategy.

And with that, Graham and I will take your questions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Statements included in this communication that are not historical facts are forward-looking statements.  Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire’s proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;
•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not be obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or ViroPharma’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;

•	difficulties in integrating ViroPharma into Shire may lead to greater costs and lower integration benefits than anticipated;

and risks and uncertainties detailed from time to time in Shire’s or ViroPharma’s filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ViroPharma common stock. The offer to buy ViroPharma common stock will only be made pursuant to a tender offer statement (including the offer to purchase, letter of transmittal and other related tender offer materials). Investors and security holders are urged to read both the tender offer statement (which will be filed by Shire subsidiaries with the Securities and Exchange Commission (SEC) and the solicitation/recommendation statement on Schedule 14d-9 with respect to the tender offer (which will be filed by ViroPharma with the SEC) when they become available because they will contain important information, including the terms and conditions of the offer.  Investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Shire and ViroPharma with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, and the solicitation/recommendation statement, may also be obtained (when available) for free by contacting Shire Investor Relations, at +1 781 482 0999 or +44 1256 894157.

Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.